SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A
                                  Rule 13d-102

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)(*)

                             TearDrop Golf Company
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  878190 10 7
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                                 (CUSIP Number)

                               December 31, 1998
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            (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |_| Rule 13d-1 (b)
                               |_| Rule 13d-1 (c)
                               |X| Rule 13d-1 (d)

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      (*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 878190 10 7                                         Page 1 of 1 pages
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Rudy A. Slucker, s.s. ####-##-####

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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
    Not Applicable
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(3) SEC use only.

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(4) Citizenship or place of organization.

    United States
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        905,000 shares **

    (6) Shared voting power:
        75,000 shares***

    (7) Sole dispositive power:
        905,000 shares **

    (8) Shared dispositive power:
        75,000 shares***

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(9) Aggregate amount beneficially owned by each reporting person.

     980,000 shares
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(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).

     Not Applicable
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(11) Percent of class represented by amount in Row 9.

     17.1%
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(12) Type of reporting person (see instructions).

     IN
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      ** Includes 500,000 shares subject to options exercisable to the extent of 250,000 shares at $4.50 per share and 250,000 shares at $4.625 per share.

      *** Represents an aggregate of 75,000 shares of Common Stock owned by the children and wife of Mr. Slucker, with respect to which Mr. Slucker disclaims beneficial ownership.

CUSIP No.   878190  10  7

Item 1.

      (a)   Name of Issuer:

                  TearDrop Golf Company

      (b)   Address of Issuer's Principal Executive Offices:

                  1080 Lousons Road
                  Union, New Jersey 07083


Item 2.

      (a)   Name of Person Filing:

                  Rudy A. Slucker

      (b)   Address of Principal Business Office or, if none, Residence:

                  c/o TearDrop Golf Company
                  1080 Lousons Road
                  Union, New Jersey 07083

      (c)   Citizenship:

                  United States

      (d) Title of Class of Securities:

                  Common Stock


      (e) CUSIP Number:

                  878190  10  7

Item 3.     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), check whether the person filing is a:

                  Not Applicable

      (a) [ ]     Broker or Dealer registered under Section 15 of the Exchange
                  Act.

      (b) [ ]     Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

      (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

CUSIP No.   878190  10  7

      (e) [ ]     An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E).

      (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

      (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

      (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

      (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

      (j) [ ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.  Ownership

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount Beneficially Owned:

                  980,000 shares

      (b)   Percent of Class:

                  17.1%

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote:

                        905,000 shares **

            (ii)  Shared power to vote or to direct the vote:

                        75,000 shares ***

            (iii) Sole power to dispose or to direct the disposition of:

                        905,000 shares **

            (iv)  Shared power to dispose or to direct the disposition of:

                        75,000 shares ***

      ** Includes 500,000 shares subject to options exercisable to the extent of 250,000 shares at $4.50 per share and 250,000 shares at $4.625 per share.

      *** Represents an aggregate of 75,000 shares of Common Stock owned by the children and wife of Mr. Slucker, with respect to which Mr. Slucker disclaims beneficial ownership.

CUSIP No.   878190  10  7

Item 5.     Ownership of Five Percent or Less of a Class

                  Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                  Not Applicable

Item 8.     Identification and Classification of Members of the Group

                  Not Applicable

Item 9.     Notice of Dissolution of Group

                  Not Applicable

Item 10.    Certifications

                  Not Applicable

      Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 1999
------------------
Date


/s/  Rudy A. Slucker
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Rudy A. Slucker